EXHIBIT 99.9


          AMENDMENT TO STOCK PURCHASE OPTION AGREEMENT
                      AND CUSTODY AGREEMENT


On the 17th day of December, 1996, appear Mr. Jose Said Saffie and Mr. Jose Antonio Garces Silva representing Inversiones Freire Limitada ("Freire") and Inversiones Freire Dos Limitada ("Freire Dos"), both also called for the purposes of this agreement the "Grantors" or the "Owners", all of them domiciled for these purposes at Huerfanos 863, 6th Floor, Santiago, Chile,
Mr. Rodrigo Romero Cabezas representing The Coca-Cola Company, Coca-Cola Interamerican Corporation and Coca-Cola de Argentina S.A. also referred to for the purposes of this agreement as "Beneficiaries", all domiciled for these purposes at One
Coca-Cola Plaza, N.W., Atlanta, Georgia, United States of America; Mr. Francisco Leon Delano representing Citibank N.A., also referred for the purposes of this agreement as the "Custodian", domiciled for these purposes at Avenida Andres Bello 2687, 7th Floor, Santiago, Chile; and Mr. Jose Said Saffie and Mr. Jose Antonio Garces Silva, representing Embotelladora Andina S.A. also referred to for the purposes of this agreement as "Andina" or the "issuing company" domiciled for these purposes at Avenida Andres Bello No. 2687, 20th Floor, Santiago, Chile, who agree on the following:


FIRST: The companies mentioned above, with date 5 September of 1996, entered into a Stock Purchase Option Agreement and a Custody Agreement, and now it is the intention of the parties to amend such agreements according to the terms of this document.

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SECOND: The parties duly represented by the individuals mentioned at the beginning of this document, agree to modify the Stock
Purchase Option Agreement already mentioned in the following terms:


Clause Eighth of the Stock Purchase Option Agreement is amended to substitute the a) phrase and the b) phrase for the following:
"(a) if the Beneficiaries or their Authorized Successors sell shares of Andina to persons (other than the Beneficiaries and their subsidiaries) and such sale has as a direct result that during the 30 days following such sale the Beneficiaries or their Authorized Successors (and their subsidiaries) become owners in the aggregate (i) of less than 15,660,000 ordinary Shares before the Reclassification occurs (or if the Reclassification occurred and a subsequent event results in that there are only ordinary Shares of Andina); or (ii) of less than 15,660,000 Series A Shares of Andina if the Reclassification occurred and the Series A
Shares of Andina continue to be outstanding; (b) if the Grantors notify the Beneficiaries in writing that the ownership level of Andina Shares held by the Beneficiaries and their Authorized Successors (and their subsidiaries) has fallen below (i) 4% of the outstanding ordinary Shares of Andina before the Reclassification (or if following such Reclassification an event occurs with the result that only ordinary Shares of Andina are outstanding), or (ii) 4% of the Series A Shares if the Reclassification has occurred and Series A Shares continue to be outstanding, but this termination event will only apply if the Beneficiaries, their Authorized Successors and their subsidiaries fail to restore their ownership of Andina Shares in the aggregate to at least the applicable 4% level within a one year term following the receipt of such written notice."


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THIRD: The parties duly represented by individuals mentioned at the beginning of this document, agree to modify the Custody
Agreement already cited according to the following terms:
paragraphs A., B. and C. of the "ANNEX OF COMMISSIONS" are substituted by the following:


     "A. In connection with the rendering of services under the Custody Agreement, the Owners will pay to the Custodian the following remuneration:

               For the Custody service, the Owners will pay a commission that will be determined in relation to the value of the shares in custody at the closing of each month, applying to such amount a rate of 0.02% of the average market value of the shares under custody, with a total maximum per year of the equivalent of USD 20,000 (twenty thousand U.S. dollars).

               At the closing of each month the amount under custody will be valued using the closing price of the shares pursuant to the information given by the Santiago Stock Exchange.


     B. The commission set forth above will be payable at the end of each month within the first ten working days of the month following the month during which the services were rendered. For this purpose, during the first five working days of each month, the Custodian will inform the Owners of the amounts owed.



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     C.   The amounts to be paid to the Custodian will be subject
          to Value Added Tax (I.V.A.), in effect at the time of the billing, which will be charged to the Owners.

          Likewise, any other taxes that may be levied in the future on the commission and in general on the services of this agreement, will be charged to the Owners."


FOURTH: In all the rest the Stock Purchase Option Agreement and the Custody Agreement already mentioned continue without changes and in full force.


/s/ JOSE SAID SAFFIE
/s/ JOSE ANTONIO GARCES SILVA      /s/ RODRIGO ROMERO
Jose Said Saffie                   Rodrigo Romero
Jose Antonio Garces Silva          The Coca-Cola Company
Inversiones Freire Limitada


/s/ JOSE SAID SAFFIE
/s/ JOSE ANTONIO GARCES SILVA      /s/ RODRIGO ROMERO
Jose Said Saffie                   Rodrigo Romero
Jose Antonio Garces Silva          Coca-Cola Interamerican Corporation
Inversiones Freire Dos Limitada


/s/ JOSE SAID SAFFIE
/s/ JOSE ANTONIO GARCES SILVA      /s/ RODRIGO ROMERO
Jose Said Saffie                   Rodrigo Romero
Jose Antonio Garces Silva          Coca-Cola de Argentina S.A.
Embotelladora Andina S.A.


                                   /s/ FRANCISCO LEON DELANO
                                   Francisco Leon Delano
                                   Citibank, N.A.


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     The undersigned represents that the foregoing translation of the Amendment to Stock Purchase Option Agreement and Custody
Agreement is a fair and accurate English translation of such document.



                                    /s/ CAROL CROFOOT HAYES
                                    Carol Crofoot Hayes
                                    Senior Finance Counsel and
                                     Assistant Secretary